GMO Alpha LIBOR Fund
SUB-ITEM 77H

The following shareholders held greater than 25% of the outstanding shares of a series of the Trust as of May 31, 2003:

Fund                                      Shareholder


GMO Alpha LIBOR Fund                      VERIB


The following shareholders ceased to hold greater than 25% of the outstanding shares of a series of the Trust during the period November 30, 2002 through May 31, 2003:

Fund                                      Shareholder